SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

The GDL Fund
(Name of Issuer)

Series B Cumulative Puttable and Callable Preferred Shares ("Series B")
(Title of Class of Securities)

361570302
(CUSIP Number)

Regina Pitaro
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_____________February 2, 2016____________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

 CUSIP No. 361570302
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) E3M 2014 LLC
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS)
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 209,100 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 209,100 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 209,100 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 7.97%
14	Type of reporting person (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D on the Series B Preferred Shares of The GDL Fund (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 29, 2014.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
(a) This statement is being filed by E3M 2014 LLC (the "Reporting Person").
(b) The Reporting Person's business address is One Corporate Center, Rye, New York 10580.
(c)  The Reporting Person, a grantor retained annuity trust. Regina Pitaro is the Trustee.
(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction
                                The Reporting Person transferred 320,000 shares to four separate grantor trust accounts on February 2, 2016. The Reporting Person holds the remaining Securities reported by it for investment for an account for which it has sole investment and voting power.

Item 5. Interest In Securities Of The Issuer
 (a) The aggregate number of Securities to which this Schedule 13D relates is 209,100 Series B Shares representing 7.97% of the 2,624,025 shares outstanding as reported by the Issuer as of June 30, 2016. The Reporting Persons beneficially own those Securities as follows:

Shares of Series B Preferred	% of Series B Preferred
209,100	7.97%
(b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, for its own benefit.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth on Schedule I annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2016

E3M 2014 LLC

By:/s/ Regina Pitaro
     Regina Pitaro
     Trustee

                                                SCHEDULE I
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE

 THE GDL FUND – SERIES B PREFERRED

           E3M 2014 LLC
                       2/02/16          320,000           *DO  (1)
                       2/16/16            1,048           50.3788

(1)	SHARES WERE TRANSFERRED TO FOUR SEPARATE GRANTOR TRUST ACCOUNTS.

(*)   RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.